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                              [LEXFORD Letterhead]
                             6954 AMERICANA PARKWAY
                            REYNOLDSBURG, OHIO 43068
                      PHONE: 614/575-5202 FAX: 614/575-5217

                                     [DATE]

             NOTICE OF POTENTIAL SALE RESULTING IN CASH DISTRIBUTION OF $[X,XXX]
                                                                        PER UNIT


Re: [PARTNERSHIP NAME] (the "Partnership")


Dear Limited Partner:

         Lexford, Inc. (formerly Cardinal Realty Services, Inc.)1, Managing General Partner of the Partnership, recently announced plans to consolidate ownership of real estate presently owned by syndicated limited partnerships in which Lexford, Inc. serves as the general partner. The purpose of this letter is simply to assist you with your tax planning and notify you that the Partnership plans to sell its property during 1998. If completed, the proposed transaction will result in a CASH DISTRIBUTION TO YOU IN THE AMOUNT OF $[X,XXX] PER UNIT of limited partner interest, which Lexford, Inc. believes is at least equal to any cash distribution you could receive as a result of any alternatives available to the Partnership. Section C.1 of the attached Appendix A sets forth the portion of the cash distribution that represents your equity in the Partnership's property and Section C.2 of Appendix A sets forth the cash distribution that Lexford, Inc. will assure will be made to assist you in paying any taxes relating to the transaction. Additionally, you may be able to utilize any previously suspended tax benefits depending upon your individual tax situation. Please consult your tax advisor with regard to actual tax benefits available to you.

                 CURRENT FINANCIAL CONDITION OF THE PARTNERSHIP

         After many difficult years, our property has finally appreciated to the point where there is equity for the limited partners as set forth in Section A.7 of the attached Appendix A. Due to the current strong real estate market for multifamily properties, we believe it is an opportune time to dispose of the Partnership's property.

                        TRANSACTION SUMMARY AND BENEFITS

         We have determined that it is in the best interests of both the limited partners and Lexford, Inc. for a Lexford affiliate to purchase the Partnership's property. The Partnership's Agreement of Limited Partnership authorizes Lexford,


--------
1 Cardinal Realty Services, Inc. changed its name to Lexford, Inc. effective October 7, 1997 in order to better reflect its mission under new management. There was no change of ownership of the company.


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[DATE]
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Inc., the Partnership's general partner, to sell the Partnership's  property. It is our present  intention  to transfer  the  Partnership's  property  during the
second  quarter  of  1998,  with  the  cash   distributions  to  occur  promptly
thereafter. However we reserve the right to change our plans to transfer the Partnership's property based upon facts and circumstances which may develop prior to that time.

Benefits to Limited Partners

         This transaction will allow limited partners to (i) receive a cash distribution in the amount of $[X,XXX] per Unit of limited partner interest,
(ii) eliminate the omnipresent specter of future "recapture taxes" (if applicable) at marginal rates lower than ever before and (iii) rid themselves of their own tax and investment recordkeeping requirements. Additionally, Section B of Appendix A may indicate that you will have a tax loss relating to the transaction. (For further explanation, please see the first paragraph under the heading "Federal Income Tax Considerations" below.) However, you should consult your tax advisor with respect to the availability of these tax attributes. If such a transfer is accomplished, you would receive a final (1998) K-1 in 1999. Once and for all, the Partnership can be REMOVED FROM YOUR TAX AND ESTATE PLANNING, along with concerns about possible future phantom (non-cash) income such as debt discharge income, depreciation recapture, imputed gain on sale (negative capital account recapture), etc.

Benefits to Lexford

         We believe that Lexford, Inc. may derive more favorable economic benefits from ownership of the Partnership property than a third party because of the size and uniformity of Lexford, Inc.'s overall portfolio of apartment complexes. If the proposed transaction occurs, Lexford, Inc. can then seek to recover its second mortgage or other interests in the Partnership's property without the cost and administrative burden of limited partner financial and tax reporting and communications.


                        FEDERAL INCOME TAX CONSIDERATIONS

         While each limited partner's tax situation is unique, we estimate that, upon disposition of the Partnership's property, a limited partner holding one Unit of limited partner interest will have an adjusted capital account balance as set forth under Section B of Appendix A. If a deduction for suspended passive activity losses is shown on Appendix A, this analysis assumes that passive activity losses have been disallowed in prior years and carried forward, as required by law, and have not been utilized in other income offsetting transactions, in which case, a tax benefit may be available to you upon disposition. If the adjusted capital account is shown as a deficit, a limited partner will incur federal "recapture taxes" on amounts claimed (as of December 31, 1996) as losses in previous tax years to the extent such claimed losses exceed the limited partner's investment in the Partnership, a substantial portion of which would represent "depreciation recapture" taxes at a "special rate" of not more than 25% (compared to a rate of up to 39.6% at the current tax rate on ordinary income). Any remaining taxable income or gain should be taxed as capital gain (assuming, among other things, you will have been a limited partner of the Partnership for at least 18 months) at a federal rate of not more


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than 20%  (compared  to a rate of up to 28% under  prior  law).  THERE CAN BE NO
ASSURANCE THAT THESE REDUCED RATES WILL REMAIN IN EFFECT IN FUTURE YEARS.

         If you have received debt discharge income in prior years, you may have elected to defer this income, and instead reduce the basis in your share of the Partnership's property. In such situations, you may recognize a gain that is greater than the analysis shows. Please consult your tax advisor on this matter, both with regard to whether an election has been made in prior years, and with regard to the tax consequences of the current proposed transaction in light of any such prior election. Of course, these are only estimates and your personal income tax situation may vary. Accordingly, we urge you to consult your own tax advisor for advice specific to your personal tax situation.

         If your capital account is shown as a deficit, failure to consummate this transaction could place you in the position of recognizing non-cash ordinary income from continuing operations, taxable at rates of up to 39.6%. Generally, to the extent your tax capital account is negative, federal tax law will seek ways to impute "recapture" income to you. For example, this income can arise from any refinancing of the property's debt, especially when debt is reduced or forgiven. Taxable income will also increase to all partners as federal tax depreciation is exhausted on the property. Finally, basis for allocating losses to you may have previously been available to you, by operation of federal tax law, through your allocation of the basis in the second mortgage. Regulations developed by the U.S. Department of Treasury will ultimately require you to recapture any losses previously allowed for your portion of this obligation.

         No action is required by you to receive the cash distribution. If the transaction is consummated, you will receive your cash distribution promptly following consummation of the transaction, which is expected to occur in the second quarter of 1998.

         If you have any questions regarding the contents of this letter, feel free to call our limited partner inquiry line at 614/575-5202 and Jeff Meyer, Assistant Vice President, Lee Blackburn, Portfolio Manager, or Dana Lochard, Investor Services Representative, will return your call.

                                Very truly yours,

                                  LEXFORD, INC.
                               (formerly known as
                         Cardinal Realty Services, Inc.)


                          By: /s/ Paul R. Selid
                              -----------------
                                  Paul R. Selid
                                  Senior Vice President


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
                                   APPENDIX A
                           NAME OF LIMITED PARTNERSHIP
                          CURRENT FINANCIAL INFORMATION

Name of Partnership: Name of Limited Partnership ("Partnership")
Name of General Partner: Lexford, Inc. ("General Partner")

     SECTION A: VALUATION OF PROPERTY AND LIMITED PARTNER EQUITY
1.   Fair Market Value Estimate of Partnership Property:1                                         X,XXX,XXX
2.   1st and 2nd Mortgage Indebtedness (owed to non-affiliate of General Partner):    X,XXX,XXX
3.   2nd Mortgage and Other Advances (owed to General Partner or its affiliate):        XXX,XXX
4.   Other Net Liabilities/(Assets):                                                     XX,XXX
                                                                                   ------------
5.   Total Partnership Obligations:                                                               X,XXX,XXX
                                                                                                ------------
6.   Net Partnership Equity in Property:2                                                           XXX,XXX
                                                                                                ============
7.   Average Value of One Limited Partner Investment Unit in Partnership:                             X,XXX
                                                                                                ============
     SECTION B: SUMMARY OF SALIENT LIMITED PARTNER TAX INFORMATION
    (BASED ON OWNERSHIP OF ONE LIMITED PARTNER INVESTMENT UNIT, ON AVERAGE)3
1.   Limited Partner Capital Account Surplus/(Deficit) - Tax Basis:                                 (XX,XXX)
2.   Total Potential Distributions to Limited Partners (as set for in Section C.3 below):            (X,XXX)
                                                                                                ------------
3.   Total Projected (Income)/Loss to Limited Partners                                              (XX,XXX)
4.   Estimated Suspended Passive Activity Losses:4                                                   XX,XXX
                                                                                                ------------
5.   Net Taxable Loss/(Gain):                                                                       (XX,XXX)
                                                              Assumed Tax Rate:                          31%
                                                                                                ------------
6.   Estimated Average Limited Partner Tax  Benefit/(Liability) per unit (based on
     tax rate of 31%): 5                                                                             (X,XXX)
                                                                                                ============
     SECTION C:  PROPOSED PAYMENT/DISTRIBUTIONS TO LIMITED PARTNERS
              (ALL AMOUNTS PER ONE LIMITED PARTNER INVESTMENT UNIT)
1.   Distribution of Limited Partner Equity in Partnership Property:                                  X,XXX
2.   Voluntary Payment:                                                                               X,XXX
                                                                                                ------------
3.   Total Potential Distributions to Limited Partners:                                               X,XXX
                                                                                                ============

THIS ANALYSIS WAS PREPARED BY THE GENERAL PARTNER. LIMITED PARTNERS ARE URGED TO CONSULT THEIR OWN REAL ESTATE AND TAX ADVISORS, ATTORNEYS AND ACCOUNTANTS WITH SPECIFIC REFERENCE TO THE ABOVE ANALYSIS, THEIR OWN TAX SITUATION AND POTENTIAL CHANGES IN APPLICABLE LAW.

1 The valuation methodology for the estimated fair market value is an accepted industry valuation model for income-producing real estate, which involves (i) deriving net operating income over the prior 12 months ended September 30, 1997, (ii) subtracting $300 per unit for a replacement reserve from net operating income, (iii) applying a capitalization rate of 10.25% to the result and (iv) subtracting a sales cost of 4%. Capitalization rate is defined as the present value rate of return of income-producing property expressed as a percentage. For example, a capitalization rate of 10% applied to a property producing $10,000 in annual net income results in a present market value of $100,000.

2 The Partnership's equity in the property is computed by subtracting the Partnership's liabilities (including mortgage debt and advances from the General Partner or its affiliate) from the estimated fair market value of the property.

3  Your actual investment history may differ. Please consult your tax advisor.

4 This amount assumes each Limited Partner has not utilized Passive Activity Losses on prior tax returns.

5 Assumes federal tax rate of 25% (based on capital gains tax rate applicable to depreciation recapture) and 6% for state and local taxes. Actual effective tax rate may be lower for portion of gain in excess of depreciation recapture. And may be higher for any voluntary payment.

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